UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2010
Commission File Number: 001-33340
TONGJITANG CHINESE MEDICINES COMPANY
5th Floor, Block B
Nanshan Medical Device Park
1019 Nanhai Avenue, Shekou, Nanshan District
Shenzhen, 518067 Guangdong Province
People’s Republic of China
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under the cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

On November 29, 2010, Tongjitang Chinese Medicines Company issued a press release announcing that it has filed a going-private transaction statement on Schedule 13E-3 with the United States Securities and Exchange Commission. A copy of the press release is attached as Exhibit 99.1 hereto.
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tongjitang Chinese Medicines Company
By:	/s/ Charles Wang
	Name:	Charles Wang
	Title:	Chief Financial Officer

Date: November 29, 2010

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release, dated November, 29, 2010, entitled Tongjitang Chinese Medicines Company Files Going-Private Transaction Statement on Schedule 13E-3 with US Securities and Exchange Commission

Exhibit 99.1
Tongjitang Chinese Medicines Company Files Going-Private Transaction Statement
on Schedule 13E-3 with US Securities and Exchange Commission
SHENZHEN, China, November 29, 2010 (BUSINESS WIRE) — Tongjitang Chinese Medicines Company (“Tongjitang” or the “Company”) (NYSE: TCM), a leading specialty pharmaceutical company focusing on the development, manufacturing, marketing and selling of modernized traditional Chinese medicine in China, today announced that it has filed a going-private transaction statement on Schedule 13E-3 (“Going-Private Statement”) with the United States Securities and Exchange Commission (“SEC”). Attached as an exhibit to the Going-Private Statement is a preliminary proxy statement (the “Preliminary Proxy Statement”) to be used in connection with an extraordinary general meeting of shareholders (the “EGM”) which Tongjitang expects to hold on or about February 28, 2011, subject to obtaining required regulatory approvals prior to such date.
As described more fully in the Going-Private Statement and the Preliminary Proxy Statement, the business to be transacted at the EGM includes shareholder approval of the proposed merger and the agreement and plan of merger, dated as of October 29, 2010, by and among Fosun Industrial Co., Limited, Hanmax Investment Limited, Tonsun International Company Limited, and the Company (the “Merger Agreement”). The proposed merger and the Merger Agreement are more fully described in the Going-Private Statement and the exhibits attached thereto, including the Preliminary Proxy Statement. In addition, a copy of the Merger Agreement is attached as an exhibit to the Preliminary Proxy Statement. The Company’s shareholders and ADS holders are urged to review the Going-Private Statement and all of the exhibits thereto, including the Preliminary Proxy Statement and the Merger Agreement, for more information regarding the proposed merger and the Merger Agreement.
Additional Information About the Transaction
In connection with the proposed merger, the Company will prepare and cause to be mailed a final proxy statement to its shareholders and ADS holders. Preliminary drafts of the Going-Private Statement and the proxy statement have been filed with the SEC. In addition, amendments to such documents and the final versions of such documents will be filed with the SEC as they become available. SHAREHOLDERS AND ADS HOLDERS ARE URGED TO READ THESE MATERIALS AND OTHER MATERIAL FILED WITH OR FURNISHED TO THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER, THE COMPANY, THE OTHER PARTIES TO THE MERGER AGREEMENT, AND RELATED MATTERS. In addition to receiving the final proxy statement by mail, shareholders and ADS holders also will be able to obtain the final Going-Private Statement and the final proxy statement, as well as other filings containing information about the Company, the proposed merger, the Merger Agreement, and related matters, without charge, from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, D.C. 20549. In addition, these documents can be obtained, without charge, by contacting the Company at the following address and/or phone number:
Tongjitang Chinese Medicines Company
5/F Blk B, Nanshan Medical Device Park
1019 Nanhai Avenue, Nanshan District
Shenzhen, Guangdong 518067
(86 755) 2689 1550

Forward-Looking Statements
Statements about the expected timing, completion and effects of the proposed merger, and all other statements in this press release other than historical facts, constitute forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Readers are cautioned not to place undue reliance on these forward-looking statements, each of which is qualified in its entirety by reference to the following cautionary statements. Forward-looking statements speak only as of the date hereof and are based on current expectations and involve a number of assumptions, risks and uncertainties that could cause actual results to differ materially from those projected in the forward-looking statements. A number of the matters discussed herein that are not historical or current facts deal with potential future circumstances and developments, in particular, whether and when the transactions contemplated by the Merger Agreement will be consummated and the expected date of the EGM. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from actual future experience involving any one or more of such matters. Such risks and uncertainties include: any conditions imposed on the parties in connection with consummation of the transactions described herein; approval of the proposed merger and adoption of the Merger Agreement by our shareholders; satisfaction of various other conditions to the closing of the proposed merger and the other transactions contemplated by the Merger Agreement, including receipt of required regulatory approvals; and the risks that are described from time to time in our reports filed with the SEC, including our Form 20-F for the year ended December 31, 2009. This press release speaks only as of its date, and we disclaim any duty to update the information herein.
About Tongjitang Chinese Medicines Company
Tongjitang Chinese Medicines Company, through its operating subsidiaries Guizhou Tongjitang Pharmaceutical Co. Ltd., Guizhou Long-Life Pharmaceutical Co. Ltd., Qinghai Pulante Pharmaceutical Co. Ltd. and Anhui Jingfang Pharmaceutical Co. Ltd., is a vertically integrated specialty pharmaceutical company focused on the development, manufacturing, marketing and selling of modernized traditional Chinese medicine in China. Tongjitang’s principal executive offices are located in Shenzhen, China.
Tongjitang’s flagship product, Xianling Gubao, is the leading traditional Chinese medicine for the treatment of osteoporosis in China as measured by sales in Renminbi. In addition to Xianling Gubao, the Company manufactures and markets 35 other modernized traditional Chinese medicine products and 36 western medicines. Please visit www.tongjitang.com for more information.
CONTACT
ICR, Inc.
Ashley M. Ammon or Christine Duan
203-682-8200 (Investor Relations)